Exhibit 12
Atmos Energy Corporation
Computation of Earnings to Fixed Charges
March 31, 2011

	Three Months Ended		Six Months Ended
	March 31		March 31
	2011	2010	2011	2010
	(Dollars in thousands)
Income from continuing operations before provision for income taxes per statement of income	$206,217	$185,007	$326,672	$336,626
Add:
Portion of rents representative of the interest factor	1,833	1,856	3,666	3,953
Interest on debt & amortization of debt expense	37,892	39,582	76,809	78,290

Income as adjusted	$245,942	$226,445	$407,147	$418,869

Fixed charges:
Interest on debt & amortization of debt expense (1)	$37,892	$39,582	$76,809	$78,290
Capitalized interest (2)	231	357	754	1,788
Rents	5,500	5,567	10,998	11,857
Portion of rents representative of the interest factor (3)	1,833	1,856	3,666	3,953

Fixed charges (1)+(2)+(3)	$39,956	$41,795	$81,229	$84,031

Ratio of earnings to fixed charges	6.16	5.42	5.01	4.98